                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of August , 2000
                                         --------

                            FANTOM TECHNOLOGIES INC.
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                 (Translation of registrant's name into English)

                                1110 Hansler Road
                        Welland, Ontario, Canada L3B 5S1
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F      Form 40-F   X
                   -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes            No   X
              -----         -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-
                                                  -----------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     FANTOM TECHNOLOGIES INC.

Date:  September 11, 2000                            by: "Walter J. Palmer"
                                                        ------------------------
                                                        Walter J. Palmer
                                                        Secretary
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                                    Item List

1.   Press release dated August 28, 2000

                                                                    NEWS RELEASE

--------------------------------------------------------------------------------
                          Year-End Results Reported By
                            Fantom Technologies Inc.
           ~Also Announce Technology Initiative and Declare Dividend


TORONTO, August 28, 2000 - Year-end results were announced today by Fantom Technologies Inc. Net income for the fiscal year ended June 30, 2000 was $2.1 million or $0.23 per share (based on 9,092,228 shares outstanding) compared with $14.2 million or $1.58 per share (based on 9,002,060 shares outstanding) for the previous year. Sales were $207.6 million compared with $242.0 million for the previous year.

For the three months ended June 30, 2000, the Company recorded a loss of $6.5 million or $0.71 per share (based on 9,126,122 shares outstanding) compared with net income of $3.3 million or $0.37 per share (based on 9,017,751 shares outstanding) for the year-earlier period. Sales were $32.3 million compared with $61.3 million for the year-earlier period.

The Company indicated that financial results in the second half of the fiscal year, and particularly in the fourth quarter, were adversely affected by decreased revenues resulting from intense competitive activity within the bagless segment of the vacuum-cleaner market. All major competitors have now introduced bagless vacuums in response to widespread consumer demand. This has resulted in increased "clutter" at retail, a higher level of perceived inter-changeability of products among consumers, and a cycle of price reductions.

The Company has aggressively reduced costs and repositioned retail price points to strengthen its core business. In addition, to create added consumer value, it recently introduced a new "Limited Edition" model of the FURY(R) vacuum and plans to enhance this and other models in the line in the first half of calendar 2001.

The Company also stated that planned new product introductions are expected to re-establish its competitive advantage and increase revenues. As previously announced, shipments of the new FANTOM(R) CALYPSO(TM)

Microbiological Water-Treatment System are expected to commence this fall, and shipments of a new full-size wireless vacuum cleaner in the first half of calendar 2001.

The Company indicated that in the fourth quarter it elected to adopt new guidelines regarding revenue recognition related to transactions it entered into with a barter and media company. The Company's decision was based on advice that comprehensive guidelines issued by the United States Securities and Exchange Commission in December 1999 regarding revenue recognition were gaining acceptance in Canada. The relevant transactions occurred in the third and fourth quarters and principally consisted of the sale of refurbished vacuum cleaners for a combination of cash and barter credits. The effect of adopting the new guidelines was to delay revenue recognition beyond the end of the fiscal year. As a result, the revenue recognition on these transactions that had been included in the third quarter results was reversed in the fourth quarter. Had these guidelines been adopted prior to the release of third-quarter results, third-quarter sales and net income would have been reduced by $7.6 million and $1.4 million respectively. This impact has been reflected in the reported fourth-quarter results.

The Company further stated that its strategically-focused applied research programs are yielding new possibilities in a wide range of scientific fields. The Company went on to say that it is developing a universal thermal energy cell that it believes employs several novel concepts that could enable it to operate efficiently as an electrical generator or as a heat pump. This invention, for which thirteen utility patent applications have been filed, flows from extensive R & D work. Potential applications span a broad spectrum of household products including small appliances such as vacuum cleaners, lawn mowers and leaf blowers. Additional uses may include portable power generators; portable light emitters; gas-fired furnaces; and air conditioning, refrigeration, freezing and cryo-cooling systems. As a next step, the Company plans to embody the technology in a prototype product and have its performance characteristics assessed by third parties. This will assist the Company in evaluating the commercial viability of the energy cell.

Fantom Technologies also announced today that its Board of Directors declared a quarterly cash dividend of 5 cents per share payable on September 30, 2000 to shareholders of record at the close of business on September 11, 2000.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, eighty-five utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, sixteen have already been allowed by the United States patent office.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "plan", "expected", "believes" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

---------------------------------------------------------------------------------------------
                              Consolidated Statements of Income
---------------------------------------------------------------------------------------------
                                           Year Ended                Three Months Ended
---------------------------------------------------------------------------------------------
June 30                                2000           1999            2000          1999
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Sales                               $207,646,115   $242,045,457   $  32,324,834   $61,297,126
---------------------------------------------------------------------------------------------
Cost of Goods Sold                  $135,507,033   $155,492,659   $  23,749,454   $40,663,931
---------------------------------------------------------------------------------------------
Gross Margin                        $ 72,139,082   $ 86,552,798   $   8,575,380   $20,633,195
---------------------------------------------------------------------------------------------
Selling, General & Administrative   $ 66,793,648   $ 63,116,152   $  17,733,084   $15,744,417
---------------------------------------------------------------------------------------------
Research and Development Expense    $  2,212,574   $  1,359,072   $   1,168,022     ($275,803)
---------------------------------------------------------------------------------------------
Finance Charges                        ($152,140)      ($75,826)       ($55,969)     ($35,739)
---------------------------------------------------------------------------------------------
Income (Loss) Before Taxes          $  3,285,000   $ 22,153,400    ($10,269,757)  $ 5,200,320
---------------------------------------------------------------------------------------------
Tax Provisions                      $  1,230,000   $  7,971,000     ($3,782,000)  $ 1,872,000
---------------------------------------------------------------------------------------------
Net Income (Loss)                   $  2,055,000   $ 14,182,400     ($6,487,757)  $ 3,328,320
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Earnings Per Share (Basic)                 $0.23   $       1.58          ($0.71)  $      0.37
---------------------------------------------------------------------------------------------
Average # of Shares Outstanding        9,092,228      9,002,060       9,126,122     9,017,751
---------------------------------------------------------------------------------------------
Earnings Per Share (Fully-Diluted)             -   $       1.51               -   $      0.35
---------------------------------------------------------------------------------------------

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

--------------------------------------------------------------------------------------------------
                                    Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------
June 30                                                                   2000           1999
--------------------------------------------------------------------------------------------------
Cash & Short Term Deposits                                            $           0   $  9,439,206
--------------------------------------------------------------------------------------------------
Other Current Assets                                                  $  63,393,973   $ 58,284,583
--------------------------------------------------------------------------------------------------
Advance Receivable Against New Technology                             $     951,150   $          0
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Deferred Development Costs, Net of Amortization                       $   4,140,494   $  2,062,177
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Property, Plant & Equipment at Cost                                   $  46,375,735   $ 36,496,545
--------------------------------------------------------------------------------------------------
Less Accumulated Depreciation                                          ($10,823,358)   ($7,486,406)
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Net Fixed Assets                                                      $  35,552,377   $ 29,010,139
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Total Assets                                                          $ 104,037,994   $ 98,796,105
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Bank Indebtedness                                                     $   6,332,500   $          0
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Other Current Liabilities                                             $  29,954,494   $ 32,320,844
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Deferred Income Taxes                                                 $   7,408,605   $  3,926,274
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Deferred Currency-Hedging Exchange Gains                              $           0   $  3,482,790
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Share Capital                                                         $  28,988,827   $ 27,949,287
--------------------------------------------------------------------------------------------------
Retained Earnings                                                     $  31,353,568   $ 31,116,910
--------------------------------------------------------------------------------------------------
Total Liabilities & Shareholders' Equity                              $ 104,037,994   $ 98,796,105
--------------------------------------------------------------------------------------------------

                                      -30-

For more information, please contact:

Allan Millman               Steve Doorey
President & CEO             Vice President, CFO
416-622-9740 Ext. 232       905-734-7476 Ext. 281

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